June 29, 2017

VIA EDGAR

Tom Kluck, Legal Branch Chief

Office of Real Estate and Commodities

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	TPG RE Finance Trust, Inc.

Amendment No. 2 to Registration Statement on Form S-11

Filed June 21, 2017

File No. 333-217446

Ladies and Gentlemen:

As counsel to TPG RE Finance Trust, Inc., a Maryland corporation (the “Company”), we are providing the Company’s response to an oral comment received on June 26, 2017 from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the above-referenced Registration Statement. For the convenience of the Staff, we have reproduced the oral comment in bold, italicized text and have followed the oral comment with the Company’s response.

1.	We note your response to prior comment 8. Please also separately present the transferred financial assets associated with the repurchase agreements on the face of the consolidated balance sheets. Please refer to ASC 860-30-45-1.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s repurchase agreements, which are secured by commercial mortgage loans and commercial mortgage-backed securities, obligate the Company’s lenders to sell back to the Company the identical collateral asset that the Company sold to its lenders, while at the same time providing its lenders with the contractual right to sell or repledge the collateral asset until it is due back to the Company. Because the lenders are required to return the identical collateral asset to the Company, it is customary for them not to sell the collateral securing the borrowings under the repurchase agreements. The Company’s repurchase agreements differ in this respect from repurchase agreements secured by highly liquid securities, such as U.S. treasury securities, which allow lenders to sell back to borrowers securities that are substantially the same as the securities sold to them.

The Company believes, based on a review of public filings and market custom, that its publicly traded peers (including two commercial mortgage REITs that completed initial

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Securities and Exchange Commission

June 29, 2017

public offerings in May 2017 and June 2017) have repurchase agreements with provisions that are substantially similar in all material respects to the provisions of the Company’s repurchase agreements described above. The Company also believes that none of its publicly traded peers separately present the carrying value of the collateral pledged under their repurchase agreements on the face of their consolidated balance sheets. The Company believes that requiring it to do this in connection with its initial public offering would put the Company at a competitive disadvantage relative to its publicly traded peers.

The Company respectfully advises the Staff that the information the Staff requested be presented separately on the face of the Company’s consolidated balance sheets in accordance with ASC 860-30-45-1 has been disclosed in Note 7 to the Company’s unaudited interim consolidated financial statements included on pages F-37 through F-39 of Amendment No. 2 to the Company’s Registration Statement on Form S-11 filed June 21, 2017. This footnote discloses the carrying value of the collateral securing the borrowings under each of the Company’s repurchase agreements.

For the reasons stated above, the Company believes it is not necessary, at the present time, to separately present the carrying value of the collateral pledged under its repurchase agreements on the face of its consolidated balance sheets in accordance with ASC 860-30-45-1. The Company confirms its understanding that this response to the Staff’s comment does not foreclose the Staff from reissuing its comment after the Company completes its initial public offering and becomes a registrant under the Securities Exchange Act of 1934, as amended.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (212) 237-0196.

Sincerely,

/s/ David S. Freed

David S. Freed

cc:	Greta Guggenheim

Robert Foley

Deborah Ginsberg, Esq.

E. Ramey Layne, Esq.

Edward Petrosky, Esq.

J. Gerard Cummins, Esq.